Exhibit 17.1

From:	Jeffrey Harris
To:	Marc Shiffman
Cc:	Rawoof, Aslam
Subject:	My resignation from the Springbig Board of Directors
Date:	Tuesday, July 29, 2025 01:47:21 AM

Marc, as you are the Lead Independent Director of SpringBig’s Board of Directors, I am notifying you via this email that I am resigning from the Springbig Board of Directors effective immediately.

Marc/Aslam, if one of you could please confirm receipt of this email notification for my records that would be appreciated.

Sincerely,

Jeffrey Harris